UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kentucky First Federal Bancorp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

491292 10 8

(CUSIP Number)

Tony D. Whitaker
President and Chief Executive Officer
First Federal MHC
479 Main Street
Hazard, Kentucky 41701
(606) 436-3860

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 14, 2007

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 491292 10 8		SCHEDULE 13D/A
1		NAMES OF REPORTING PERSONS: First Federal MHC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	4,727,938
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	4,727,938
	10	SHARED DISPOSITIVE POWER	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,727,938
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.35% (1)
14		TYPE OF REPORTING PERSON HC

(1) Based on 7,834,148 shares outstanding as of March 31, 2009.
Page 2 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of the common stock, par value, $0.01 per share (the “Common Stock”), of Kentucky First Federal Bancorp (the “Issuer”), which has its principal executive offices at 216 W. Main Street, Frankfort, Kentucky 40602.  This Schedule 13D/A is being filed to report an increase in the percentage of the Issuer’s outstanding shares of Common Stock owned by First Federal MHC (the “MHC”) resulting solely from a reduction in the number of outstanding shares of Common Stock due to stock repurchases.

Item 2.	Identity and Background.

This amended Schedule 13D is being filed by First Federal MHC (the “MHC”), a federally chartered mutual holding company.  The MHC’s principal business is to hold a majority of the shares of the Issuer’s common stock.  The principal office of the MHC is located at Main & Lovern Streets, Hazard, Kentucky 41701.  During the last five years the MHC has not been convicted in a criminal proceeding nor during the last five years has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (collectively, the “Insiders”).  To the MHC’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors) nor during the last five years have any of the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the MHC’s Schedule 13D filed with the Securities and Exchange Commission on March 14, 2005 (the “Schedule 13D”) is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Page 3 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,834,148 shares of Common Stock outstanding.  The MHC beneficially owns a total of 4,727,938 shares of Common Stock, or 60.35% of the outstanding shares.

The following table provides information about the shares of Common Stock of the Issuer’s Common Stock that may be considered to be owned by each Insider as of March 31, 2009.  A person may be considered to own shares over which he or she has, directly or indirectly, sole or shares voting or dispositive power.  Unless otherwise indicated, each of the named individuals has sole voting and dispositive power with respect to the shares shown.

Name	Shares Owned		Percent of Class
Tony D. Whitaker	153,606	(1)	*
Stephen G. Barker	41,331	(2)	*
Walter G. Ecton, Jr.	35,802	(3)	*
William D. Gorman	47,600	(4)	*
Don D. Jennings	82,625	(5)	*
Herman D. Regan, Jr	61,375	(6)	*
David R. Harrod	22,056	(7)	*
Kaye Craft	12,755	(8)	*
____________
* Represents less than 1% of shares outstanding.

(1)
Includes 63,000 shares subject to vested stock options, 18,606 shares allocated to Mr. Whitaker’s account under the Company’s Employee Stock Ownership Plan and 16,800 shares of unvested restricted stock over which Mr. Whitaker has voting power.  Also includes 13,800 shares beneficially owned by Mr. Whitaker’s wife and 1,200 shares held for the benefit of Mr. Whitaker’s wife under her IRA, over which she has voting and dispositive power and as to which Mr. Whitaker disclaims beneficial ownership.

(2)	Includes 12,600 shares subject to vested stock options and 3,360 shares of unvested restricted stock over which Mr. Barker has voting power.

(3)
Includes 12,600 shares subject to vested stock options and 3,360 shares of unvested restricted stock over which Mr. Ecton has voting power.  Also includes 600 shares held for the benefit of Mr. Ecton’s wife under her IRA, over which she has voting and dispositive power and as to which Mr. Ecton disclaims beneficial ownership.

(4)
Includes 12,600 shares subject to vested stock options and 3,360 shares of unvested restricted stock over which Mr. Gorman has voting power. This amount also includes 3,000 shares owned by Mr. Gorman’s spouse and 2,000 shares held by Mr. Gorman’s spouse as custodian under the Uniform Transfers to Minors Act, over which she has voting and dispositive power and as to which Mr. Gorman disclaims beneficial ownership.

(5)	Includes 31,200 shares subject to vested stock options and 6,100 shares of unvested restricted stock over which Mr. Jennings has voting power.

Page 4 of 6 Pages

(6)	Includes 12,600 shares subject to vested stock options and 3,360 shares of unvested restricted stock over which Mr. Regan has voting power.

(7)	Includes 12,600 shares subject to vested stock options and 3,360 shares of unvested restricted stock over which Mr. Harrod has voting power.

(8)
Includes 5,040 shares subject to vested stock options, 1,332, shares allocated to Ms. Craft’s account under the Company’s Employee Stock Ownership Plan and 2,000 shares of unvested restricted stock over which Ms. Craft has voting power.

(c)    Neither the MHC nor the Insiders have effected any transaction in the Issuer’s common stock within the past 60 days.

(d)    No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect toSecurities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date June 26, 2009	FIRST FEDERAL MHC

	By:	/s/ Tony D. Whitaker
Tony D. Whitaker
President and Chief Executive Officer

Page 6 of 6 Pages

Schedule I

Directors and Executive Officers of First Federal MHC

The names, business address and present principal occupation of each director, executive officer and controlling person of First Federal MHC are set forth below.  All persons are citizens of the United States.

Name	Business Address	Principal Occupation

Tony D. Whitaker	479 Main Street P.O. Box 1069 Hazard, Kentucky 41702
President, Chief Executive Officer and Director of First Federal MHC; Chief Executive Officer and Chairman of Kentucky First Federal Bancorp; President and Chief Executive Officer of First Federal Savings and Loan Association of Hazard.

Stephen G. Barker	479 Main Street P.O. Box 1069 Hazard, Kentucky 41702	Director of First Federal MHC, Kentucky First Federal Bancorp and First Federal Savings and Loan Association of Hazard; Assistant General Counsel to Kentucky River Properties, LLC.

Walter G. Ecton, Jr.	479 Main Street P.O. Box 1069 Hazard, Kentucky 41702	Director of First Federal MHC, Kentucky First Federal Bancorp and First Federal Savings and Loan Association of Hazard; Attorney in private practice, Richmond, Kentucky.

William D. Gorman	479 Main Street P.O. Box 1069 Hazard, Kentucky 41702	Director of First Federal MHC, Kentucky First Federal Bancorp and First Federal Savings and Loan Association of Hazard; Mayor of Hazard, Kentucky.

Don D. Jennings	479 Main Street P.O. Box 1069 Hazard, Kentucky 41702	Director of First Federal MHC; President, Chief Operating Officer and Director of Kentucky First Federal Bancorp; Vice Chairman and Chief Executive Officer of First Federal Savings Bank of Frankfort.

Herman D. Regan, Jr.	479 Main Street P.O. Box 1069 Hazard, Kentucky 41702	Director of First Federal MHC, Kentucky First Federal Bancorp and First Federal Savings Bank of Frankfort; Retired.

David R. Harrod	479 Main Street P.O. Box 1069 Hazard, Kentucky 41702	Director of First Federal MHC, Kentucky First Federal Bancorp and First Federal Savings Bank of Frankfort; Certified Public Accountant and Principal of Harrod and Associates, P.S.C.

Kaye Craft	479 Main Street P.O. Box 1069 Hazard, Kentucky 41702	Treasurer of First Federal MHC and First Federal Savings and Loan Association of Hazard.